[Letterhead of Bunge Limited]

December 22, 2011

VIA EDGAR TRANSMISSION AND COURIER

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Brad Skinner Jennifer O’Brien

Re:	Bunge Limited Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No. 001-16625

Dear Mr. Skinner and Ms. O’Brien:

On behalf of Bunge Limited (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received in your letter, dated December 9, 2011, addressed to Andrew J. Burke concerning the Company’s above-referenced periodic filing.  For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as its “2010 Form 10-K.”

Form 10-K for Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, pages F-2 through F-4

1.
We have considered your response to prior comment one in our letter dated September 2, 2011.  However, we continue to believe you should amend your 2010 Form 10-K to include reports that are signed, as required by Item 2-02(a) of Regulation S-X.

The Company has filed the reports with conformed signatures as exhibits to an amendment to its 2010 Form 10-K.

*   *   *   *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3291.

Sincerely,

/s/ Karen D. Roebuck
Karen D. Roebuck Controller

cc:	Andrew J. Burke – Bunge Limited Douglas Fuhrman – Deloitte & Touche LLP Mark Catalano – Deloitte & Touche LLP Michael J. Schiavone – Shearman & Sterling LLP Abigail Arms – Shearman & Sterling LLP